

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Jing Ju
Chief Executive Officer
Chindata Group Holdings Limited
No. 47 Laiguangying East Road
Chaoyang District, Beijing, 100012
The People's Republic of China

      Re: Chindata Group Holdings Limited
          Amendment No. 4 to Draft Registration Statement on Form F-1
          Submitted August 28, 2020
          CIK No. 0001807192

Dear Mr. Ju:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 21, 2020.

Draft Registration Statement on Form S-1

Risk Factors
Our business, results of operations and financial condition may be adversely affected..., page 22

1.   We note your revised disclosures in response to prior comment 22. Please further revise to clarify that in order to effectuate the President's Executive Order, ByteDance shall divest all interest and rights in any tangible or intangible assets or property used to enable or support ByteDance's operation of the TikTok application and any data obtained or derived from the TikTok application in the United States.

Note 11. Share-based Payment, page F-63

2. We note your revised disclosures on page 191 indicating that all of the options granted under the 2020 Share Option Plan have been exercised for ordinary shares. However, your disclosures here indicate that half of the awards vest over a four-year service period while the other half vest in two equal installments if certain performance targets are met. Please revise here to clarify whether the vesting conditions for these awards changed and if so, when. Also, disclose when these awards vested and the amount of stock-based compensation expense incurred. To the extent such awards were not fully vested, disclose whether this plan includes repurchase provisions should the employee terminate their service prior to meeting the service or performance conditions.

3. You state that the fair value of the units granted on May 20, 2020 was $125.74 per unit. Please explain the increase in this value from the $17.26 value for units granted in September 2019 as disclosed on page F-38. Further, you disclose that $1,012,000 in share-based compensation expense will be recorded for 30,670 units granted on May 20, 2020. Therefore, it appears that such units have a fair value of approximately $33 per unit. Please explain this apparent inconsistency from the $125.74 per unit fair value as disclosed.

  You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Zhang, Esq.